14041848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duncan-Williams Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Duncan-Williams, Inc. and Subsidiaries

Audited Consolidated Financial Statements

December 31, 2013, 2012 and 2011

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Duncan-Williams, Inc. and Subsidiaries

Index

December 31, 2013, 2012 and 2011

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

The Board of Directors
Duncan-Williams, Inc. and Subsidiaries
Memphis, Tennessee

We have audited the accompanying consolidated statements of financial condition of Duncan-Williams, Inc. and Subsidiaries (the "Company") as of December 31, 2013, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

999 South Shady Grove Road, Suite 400, Memphis, TN 38120 | T 901.761.3000 | F 901.761.9667 | dhgllp.com

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duncan-Williams, Inc. and Subsidiaries as of December 31, 2013, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes Goodman LLP

Memphis, Tennessee
February 18, 2014

Duncan-Williams, Inc. and Subsidiaries

Consolidated Statements of Financial Condition

December 31, 2013, 2012 and 2011

	2013	2012	2011
Assets			
Cash	$ 227,740	$ 628,123	$ 152,641
Cash segregated under federal regulations	50,044	50,044	50,022
Receivable from brokers or dealers and clearing organization	753,935	508,643	783,443
Customer partially-secured receivable	-	168,308	557,297
Securities owned, at fair value	77,204,348	149,334,829	95,812,090
Securities owned, not readily marketable	-	-	8,200
Furniture, equipment and leasehold improvements, net	1,195,264	1,569,585	1,063,227
Other Assets:			
Accrued interest on securities owned	312,986	412,862	350,015
Commissions, claims, and other receivables, net	708,931	524,950	1,514,166
Goodwill and intangible assets	15,189	559,457	579,457
Deferred income taxes	710,900	401,000	258,700
Other receivables and miscellaneous	3,459,600	1,158,603	738,312
	$ 84,638,937	$ 155,316,404	$ 101,867,570

See accompanying notes to consolidated financial statements.

	2013	2012	2011
Liabilities and Stockholders' Equity			
Liabilities:			
Payable to brokers or dealers and clearing organization	$ 41,767,506	$ 61,557,510	$ 12,548,853
Securities sold, not yet purchased, at fair value	12,471,613	59,402,055	52,702,273
Other Liabilities:			
Accounts payable	374,281	418,150	420,235
Income taxes payable	-	-	247,626
Deferred income taxes	226,300	312,700	290,200
Accrued expenses and other	3,251,010	3,675,644	5,196,766
	58,090,710	125,366,059	71,405,953
Stockholders' Equity:			
Common stock:			
Class A (nonvoting) - authorized, 1,000,000 shares, issued and outstanding 749,675 shares at December 31, 2013, 738,675 shares at December 31, 2012 and 728,675 shares at December 31, 2011 with par value of $10 a share	7,496,750	7,386,750	7,286,750
Class B (voting) - authorized, 6,000 shares, issued and outstanding 1,307 shares with par value of $1 a share	1,307	1,307	1,307
Additional paid-in capital	2,461,436	2,135,317	1,820,990
Retained earnings	16,588,734	20,426,971	21,352,570
	26,548,227	29,950,345	30,461,617
	$ 84,638,937	$ 155,316,404	$ 101,867,570

Duncan-Williams, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
Revenues			
Commissions earned	$ 198,976	$ 161,863	$ 209,210
Commissions on listed options	-	16,834	29,540
Other commissions	323,226	326,224	166,160
From trading in debt securities	27,434,393	47,514,582	44,687,908
From all other trading	-	(2,913)	76
Profits or losses from underwriting	3,061,982	3,313,585	2,657,445
Margin interest	31,915	14,128	13,144
Sales of investment company shares	972,989	957,035	591,395
Fees for account supervision	1,342,084	1,014,889	518,767
Research services	1,599	19,653	215,878
Commodities gain (loss)	733,823	(1,096,397)	(1,033,245)
Other revenue related to securities	2,315,585	3,897,667	4,794,608
Other	107,725	176,580	304,175
	36,524,297	56,313,730	53,155,061
Expenses			
Registered representatives' compensation	27,136,473	36,310,354	32,871,358
Clerical and administrative employees' compensation	2,328,903	2,289,278	2,381,556
Stockholder compensation	1,196,736	1,362,054	1,233,784
Clearance paid to brokers	849,285	1,026,248	1,082,814
Communications	2,867,209	3,106,688	3,103,963
Occupancy and equipment rental	1,882,183	1,602,211	1,349,963
Promotional	2,287,135	2,447,455	2,169,004
Interest	268,428	516,703	499,079
Losses in error	2,865	435,051	43,965
Data processing costs	884,388	561,058	487,443
Regulatory fees	580,710	584,807	520,216
Other operating	2,453,111	2,201,560	2,196,799
	42,737,426	52,443,467	47,939,944
Income (loss) before federal and state income tax expense (benefit)	(6,213,129)	3,870,263	5,215,117
Federal and state income tax expense (benefit)	(2,374,892)	1,491,824	2,185,528
Net income (loss)	$ (3,838,237)	$ 2,378,439	$ 3,029,589

See accompanying notes to consolidated financial statements.

Duncan-Williams, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2013, 2012 and 2011

	Common Stock				Additional		
	Shares	Class A Nonvoting	Shares	Class B Voting	Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2011	710,000	$ 7,100,000	1,307	$ 1,307	$ 1,271,572	$ 19,972,788	$ 28,345,667
Dividends paid	-	-	-	-	-	(1,649,807)	(1,649,807)
Issuance of stock	18,675	186,750	-	-	549,418	-	736,168
Net income	-	-	-	-	-	3,029,589	3,029,589
Balance at December 31, 2011	728,675	7,286,750	1,307	1,307	1,820,990	21,352,570	30,461,617
Dividends paid	-	-	-	-	-	(3,304,038)	(3,304,038)
Issuance of stock	10,000	100,000	-	-	314,327	-	414,327
Net income	-	-	-	-	-	2,378,439	2,378,439
Balance at December 31, 2012	738,675	7,386,750	1,307	1,307	2,135,317	20,426,971	29,950,345
Issuance of stock	11,000	110,000	-	-	326,119	-	436,119
Net income	-	-	-	-	-	(3,838,237)	(3,838,237)
Balance at December 31, 2013	749,675	$ 7,496,750	1,307	$ 1,307	$ 2,461,436	$ 16,588,734	$ 26,548,227

See accompanying notes to consolidated financial statements.

Duncan-Williams, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
Cash Flows from Operating Activities:			
Net income (loss)	$ (3,838,237)	$ 2,378,439	$ 3,029,589
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Provision for doubtful accounts	125,607	361,182	576,347
Depreciation	451,682	451,080	390,838
Deferred income taxes	(396,300)	(119,800)	(34,696)
Impairment of goodwill	544,268	20,000	-
Gain on equipment disposals		(160)	-
Gain on sale of wholly-owned subsidiary	-	-	(50,420)
Changes in assets and liabilities:			
Cash segregated under federal regulations	-	(22)	135,021
Receivable from/payable to brokers or dealers and clearing organization	(20,035,296)	49,283,457	19,118,244
Customer partially-secured receivable	168,308	388,989	(557,297)
Securities owned, at fair value	72,130,481	(53,522,739)	(4,134,315)
Securities owned, not readily marketable	-	8,200	32,300
Accrued interest, commissions and claims	99,876	926,369	(447,041)
Other receivables and miscellaneous	(2,356,107)	(734,559)	423,422
Securities sold, not yet purchased, at fair value	(46,930,442)	6,699,782	(17,664,718)
Accounts payable, accrued expenses and other liabilities	(468,503)	(1,523,207)	(321,391)
Income taxes payable	-	(247,626)	208,919
Net cash provided by (used in) operating activities	(504,663)	4,369,385	704,802
Cash Flows from Investing Activities:			
Furniture, equipment and leasehold improvements purchases	(77,361)	(957,438)	(232,360)
Proceeds from the sale of fixed assets		160	-
Proceeds from sale of wholly-owned subsidiary		-	159,235
Advances on notes receivable agreements	(379,000)	(115,000)	(293,467)
Payments on notes receivable agreements	124,522	68,086	124,656
Net cash used in investing activities	(331,839)	(1,004,192)	(241,936)
Cash Flows from Financing Activities:			
Issuance of common stock	436,119	414,327	736,168
Dividends paid	-	(3,304,038)	(1,649,807)
Net cash provided by (used in) in financing activities	436,119	(2,889,711)	(913,639)
Increase (decrease) in cash	(400,383)	475,482	(450,773)
Cash at beginning of year	628,123	152,641	603,414
Cash at end of year	$ 227,740	$ 628,123	$ 152,641
Supplemental disclosures of cash flow information:			
Interest payments	$ 354,259	$ 618,746	$ 409,319
Federal and state income tax payments	$ 128,284	$ 2,120,939	$ 1,988,735

See accompanying notes to consolidated financial statements.

1. Operations and Organization

Nature of Business

Duncan-Williams, Inc., (the "Company") a Tennessee Corporation, is a securities full service broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). Customers' funds and securities are protected to the limits provided by the Securities Investor Protection Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities, which include: obligations of the United States Government, federal government agencies, various state and local governments and corporate debt. The Company also acts as an agent for customers in acquiring certificates of deposits, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers. Safekeeping services for customer securities are provided by Pershing Clearing Services ("Pershing") on a fully disclosed basis. These securities are segregated in accordance with rules and regulations of the Securities and Exchange Commission ("SEC") which limits claims only to the owners of such securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Pinnacle Brokerage Service, Inc. and Ofelia Capital, LLC. All material intercompany balances and transactions are eliminated in consolidation. In May 2011, the Company sold Pinnacle Brokerage Service, Inc. for $159,235 which resulted in a gain of $50,420. The Company also dissolved the operations of Ofelia Capital, LLC during December 2011. Management does not believe the effects of these events were material enough to segregate the transactions as discontinued operations in the consolidated financial statements.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities and related commission revenues and expenses are recorded on a trade date basis.

Fair Value of Financial Instruments

Certain assets and liabilities are recognized, on a recurring or nonrecurring basis, at fair value. Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability under a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as other revenue related to securities. The Company does not apply hedge accounting as financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in hedge accounting are generally not applicable with respect to these financial instruments. The fair value of swaps is recorded in receivable/payable to broker or dealer and clearing organization, as well as the fair values of futures contracts.

2. Summary of Significant Accounting Policies (continued)

Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities, consisting of corporate bonds, state, municipal and United States and agencies obligations are recorded at fair value. Securities not readily marketable are stated at their estimated fair value. Unrealized gains and losses have been included in income from trading on a trade date basis.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Ordinary expenditures for maintenance and repair costs are expensed as incurred while major additions and improvements are capitalized.

Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. There were no indicators of impairment at December 31, 2013, 2012 and 2011.

Goodwill

The Company evaluates goodwill for impairment on an annual basis, at December 31, and at an interim date if a triggering event occurs. Goodwill impairment is determined by comparing the fair value of a reporting unit to its carrying amount with an impairment being recognized only where the fair value is less than carrying value.

Income Taxes

The Company files a separate return as a member of a controlled group and accounts for income taxes under the liability method whereby deferred tax assets and liabilities are determined based on differences between amounts reported for financial reporting purposes and income tax purposes and based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense/benefit is the current tax payable/refundable for the year plus or minus the net change in the deferred income tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2013, 2012 and 2011. Interest and penalties related to income tax assessments, if any, are reflected in income taxes in the accompanying statement of operations. Fiscal years ending on or after December 31, 2010, remain subject to examination by federal and state tax authorities.

2. Summary of Significant Accounting Policies (continued)

Profits or Losses from Underwriting

Profits or losses from underwriting includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions are recorded on settlement date and underwriting fees at the time the underwriting is completed and the income or loss is reasonably determinable.

Advertising

The costs of general advertising, promotion, and marketing programs are expensed as incurred, and approximated $1,039,627, $1,097,000 and $899,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

Subsequent Events

The Company has evaluated the effect subsequent events would have on the financial statements through February 18, 2014, which was the date the consolidated financial statements were issued.

3. Fair Value Measurements

Prices for money market mutual funds are determined based on transacted amounts and the resulting fair values are categorized as Level 1. Prices for certain U.S. government and agency obligations are readily available in the active markets in which those securities are traded, and the resulting fair values are categorized as Level 1.

Level 2 investment securities include certain U.S. government and agency obligations, corporate debt obligations, state and municipal obligations, certain types of certificates of deposits and other nonmarketable securities for which quoted prices are not available in active markets for identical instruments. The Company utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

Also included in Level 2 assets is an interest rate swap for which the price is determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. The inputs used to value the interest rate swap include the expected interest rate yield curve, the underlying notional amount, and an adjustment for non-performance risk. The adjustment for non-performance risk is based on the counterparty's credit rating, if the interest rate swap is in an asset position, and the credit rating if the interest rate swap is in a liability position. The adjustment for non-performance risk did not have a significant impact on the estimated fair value of the Company's interest rate swap.

There were no Level 3 investment securities at December 31, 2013, 2012 and 2011.

3. Fair Value Measurements (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2013, 2012, and 2011.

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
U.S. government and agency obligations	$ -	$ 59,162,999	$ -	$ 59,162,999
Corporate obligations	-	1,650,925	-	1,650,925
State and municipal obligations	-	15,951,444	-	15,951,444
Other securities	-	438,980	-	438,980
Total	$ -	$ 77,204,348	$ -	$ 77,204,348

	Liabilities at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Liabilities				
Securities sold, not yet purchased:				
U.S. government and agency obligations	$ 12,469,552	$ -	$ -	$ 12,469,552
Corporate obligations	-	2,061	-	2,061
Total	$ 12,469,552	$ 2,061	$ -	$ 12,471,613

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Money market mutual funds	$	$ -	$ -	$ -
U.S. government and agency obligations	-	122,834,245	-	122,834,245
Corporate obligations	-	417,425	-	417,425
State and municipal obligations	-	24,749,260	-	24,749,260
Certificates of deposit	-	10,310	-	10,310
Other securities	-	1,323,589	-	1,323,589
Nonmarketable securities	-	-	-	-
Total securities owned	-	149,334,829	-	149,334,829
Total	$ -	$ 149,334,829	$ -	$ 149,334,829

3. Fair Value Measurements (continued)

	Liabilities at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Liabilities				
Securities sold, not yet purchased:				
U.S. government and agency obligations	$ 53,056,014	$ 6,045,266	$ -	$ 59,101,280
Corporate obligations	-	300,775	-	300,775
Total	$ 53,056,014	$ 6,346,041	$ -	$ 59,402,055

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Money market mutual funds	$ 11,739	$ -	$ -	$ 11,739
Common stocks	-	-	-	-
U.S. government and agency obligations	-	84,608,521	-	84,608,521
Corporate obligations	-	2,670,491	-	2,670,491
State and municipal obligations	-	7,146,332	-	7,146,332
Certificates of deposit	-	129,332	-	129,332
Other securities	-	1,245,675	-	1,245,675
Nonmarketable securities	-	8,200	-	8,200
Total securities owned	11,739	95,808,551	-	95,820,290
Interest rate swap (Note 10)	-	225,572	-	225,572
Total	$ 11,739	$ 96,034,123	$ -	$ 96,045,862

	Liabilities at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Liabilities				
Securities sold, not yet purchased:				
U.S. government and agency obligations	$ 48,068,398	$ 4,597,928	$ -	$ 52,666,326
Corporate obligations	-	4,950	-	4,950
Certificates of deposit	-	20,000	-	20,000
Other securities	-	10,997	-	10,997
Totals	$ 48,068,398	$ 4,633,875	$ -	$ 52,702,273

3. Fair Value Measurements (continued)

There were no changes during the years ended December 31, 2013, 2012 and 2011, to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.

The determination of fair value above incorporates various factors including not only the credit standing of the counterparties involved, but also the risk of the Company's nonperformance risk on its liabilities.

4. Cash and Securities Segregated Under Federal Regulations

In accordance with provisions of Rule 15c3-3 of the SEC, at December 31, 2013, 2012 and 2011, cash of $50,044, $50,044 and $50,022, respectively, has been segregated in special accounts. The amount required to be on deposit at December 31, 2013, 2012 and 2011, was $3,888, $5,652, and $0, respectively.

5. Receivable From and Payable to Brokers or Dealers and Clearing Organization

Amounts receivable from and payable to brokers or dealers and clearing organizations are as follows:

	2013	2012	2011
Receivables:			
Unsecured deposits with interest swap broker	$ -	$ -	$ 225,572
Unsecured deposits and other with brokers or dealers	653,935	408,643	457,871
Unsecured deposit with clearing organization	100,000	100,000	100,000
	$ 753,935	$ 508,643	$ 783,443
Payables to brokers or dealers and clearing organization	$ 41,767,506	$ 61,557,510	$ 12,548,853

6. Customer Partially-Secured Receivable

As discussed in Note 1, safekeeping services for customer accounts are provided by Pershing, on a fully disclosed basis. In December of 2012 and 2011, a trade with a customer was entered into the Company's facilitation account at Pershing; however, it was not allocated to the final customer delivery account until January 6, 2013 and January 6, 2012, respectively. The Company is registered as a broker-dealer with the ability to carry customer accounts, but chooses not to carry customer accounts. The net effect of inadvertently carrying this account is that Pershing reflects the transaction as the Company having a proprietary position in the related security at December 31, 2012 and 2011, of $168,308 and $557,297, respectively. As the security had been sold as of December 31, 2012 and 2011, the financial statements and the Company's Financial and Operational Combined Uniform Single Report will correctly reflect the transaction as a partially-secured debt from a customer in accordance with accounting principles generally accepted in the United States of America.

7. Commissions, Claims and Other Receivables

At December 31, 2013, 2012 and 2011, included in commissions, claims and other receivables, is a note receivable for an advance made to an employee of $0, $200 and $813,995, respectively. The employee was required to make monthly payments on the outstanding balance based on a percentage of the employee's monthly earnings as defined in the note agreement.

Also, during 2011, the Company advanced $635,000 to a stockholder (related party) with imputed interest of the Applicable Federal Rate published by the Internal Revenue Service. The advance was paid during the first quarter of 2012. During 2010, the Company loaned $250,000 to the same stockholder with imputed interest of 3.25% which was paid during the first quarter of 2011.

The Company records other receivables, which are comprised mainly of former and current employee advances, at their estimated net realizable value and also charges interest rates ranging from .5% to 7.25% on outstanding notes receivable. An allowance for doubtful accounts is recorded based upon management's estimate of uncollectible accounts, determined by analysis of specific accounts.

Delinquent receivables are charged against the allowance when they are determined to be uncollectible by management. The allowance for doubtful accounts was approximately $230,213, $903,000 and $641,000 at December 31, 2013, 2012 and 2011, respectively.

8. Furniture, Equipment and Leasehold Improvements

	2013	2012	2011
Furniture, equipment and leasehold improvements consist of the following:			
Computer software	$ 6,377	$ 6,377	$ 6,377
Computer hardware	2,015,778	-	-
Furniture and fixtures	1,543,804	1,505,790	804,708
Leasehold improvements	358,558	356,489	274,589
Office equipment	756,869	2,739,523	2,566,434
	4,681,386	4,608,179	3,652,108
Less – accumulated depreciation	(3,486,122)	(3,038,594)	(2,588,881)
Total property and equipment	$ 1,195,264	$ 1,569,585	$ 1,063,227

Depreciation expense totaled $451,682, $451,080 and $390,838 for the years ended December 31, 2013, 2012 and 2011, respectively.

9. Goodwill and Intangible Assets

The Company reviews the carrying value of all goodwill by comparing the carrying value of the reporting units to their fair values at least annually or more frequently if circumstances indicate that a possible impairment exists. When determining fair value, internally developed discounted cash flow models are utilized. Under the discounted cash flow approach various assumptions, including projections of revenues based on assumed long-term growth rates, estimated costs and appropriate discount rates are used. Estimates of long-term growth and costs are based on historical data, various internal estimates and a variety of external sources, and are developed as part of the routine, long-term planning process. The estimated fair value is then compared to carrying value. If the carrying value is in excess of the fair value, a determination is made as to whether an impairment charge is necessary. There was a charge of $544,268 to the carrying amount of goodwill for the year ended December 31, 2013, due to the termination of employment of all employees of an office previously purchased in Charlotte. Goodwill and intangible assets at December 31, 2013, consisted of $15,189 paid for an internet domain name (Duncan-williams.com) with an indefinite life.

The following is a summary of changes in the carrying amount of goodwill and intangible assets for the years ended December 31, 2013, 2012 and 2011:

Balance as of January 1, 2011 and December 31, 2011	$ 564,269
Impairment of goodwill due to closing of Philadelphia office	(20,000)
Balance as of December 31, 2012	544,269
Impairment of goodwill due to RW Smith terminations	(544,269)
Purchase of domain name	15,189
Balance as of December 31, 2013	$ 15,189

10. Derivative Financial Instruments and Hedging Activities

At times the Company utilizes interest swap agreements to further manage its interest rate risks whereby the Company agrees to pay a fixed-rate of interest times a notional principal amount and to receive in return an amount equal to a specified variable rate times a notional principal amount. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by an agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract.

At December 31, 2011, the Company had an interest rate contract open whereby the Company pays a fixed rate of 2.446% and receives a variable rate of interest (based on floating rate of USD-LIBOR-BBS) on a nominal amount of $5,000,000. The agreement was scheduled to terminate on August 16, 2021. At December 31, 2011, the fair value of the contract was $225,572, which is recorded as a component of receivable from brokers or dealers and clearing organization. Other revenue related to securities include a loss of approximately $0, $43,000 and $302,000, from the Company's utilization of interest rate swap agreements for the years ended December 31, 2013, 2012 and 2011, respectively.

10. Derivative Financial Instruments and Hedging Activities (continued)

At December 31, 2013 and 2012, the Company had settled all its interest rate swap contracts.

The Company also participates in interest rate swaps fee revenue through various primary broker dealers collected during the issuance of federal agency securities. Included in other revenue related to securities is $1,300,147, $2,325,000 and $3,296,000 in income from these participations for the years ended December 31, 2013, 2012 and 2011, respectively.

11. Common Stock and Dividends

The Company has both class A nonvoting and class B voting stock. Class A stock has preferences to dividends and liquidation. Class B stock is restricted in transfer and redemption price. During the years ended December 31, 2013, 2012 and 2011, the Company paid $0, $3,304,038 and $1,649,807, respectively, in dividends to the Class A nonvoting shares. In April 2013, the Company issued 11,000 shares of Class A nonvoting shares at $39.65 per share and received proceeds of $436,119. In April 2012, the Company issued 10,000 shares of Class A nonvoting shares at $41.43 per share and received proceeds of $414,327. In April 2011, the Company issued 18,675 shares of Class A nonvoting shares at $39.42 per share and received proceeds of $736,168.

12. Income Taxes

The provision for income taxes consists of the following:

	2013	2012	2011
Current:			
Federal	$ (1,991,400)	$ 1,223,200	$ 1,837,824
State	12,808	388,424	382,400
	(1,978,597)	1,611,624	2,220,224
Deferred:			
Federal	(8,300)	(85,800)	(22,596)
State	(388,000)	(34,000)	(12,100)
	(396,300)	(119,800)	(34,696)
	$ (2,374,892)	$ 1,491,824	$ 2,185,528

The 2013, 2012 and 2011 expense for income taxes differs from taxes computed at the statutory rates primarily due to non-deductible meals and entertainment, and tax exempt income and expense related to municipal securities.

12. Income Taxes (continued)

Deferred tax assets and liabilities consist of the following components:

	2013	2012	2011
Deferred tax assets:			
Accrued expenses and allowances	$ 710,900	$ 401,000	$ 258,700
Deferred tax liabilities:			
Property and equipment	$ 226,300	$ 312,700	$ 290,200

13. 401(k) Retirement Savings Plan

The Company provides a qualified deferred compensation plan (401(k) plan) which is available to all employees immediately. After six months of service, the Company matches employee contributions to the plan to a maximum of $1,000 for each employee. The retirement expense for the years ended December 31, 2013, 2012 and 2011 was approximately $118,859, $99,000 and $86,000, respectively.

14. Commitments and Contingencies

Leases

The Company leases office space under various operating leases through January 2023, with renewal options thereafter. Rent expense is calculated using the straight-line basis and for the years ended December 31, 2013, 2012 and 2011, was approximately $1,311,866, $1,093,000 and $954,000, respectively.

Future minimum lease payments due under non-cancelable agreements are as follows:

For the Year Ending December 31,	Amount
2014	$ 866,649
2015	967,196
2016	912,938
2017	894,294
2018	889,122
Thereafter	4,598,777
Total	$ 9,128,976

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. Management is of the opinion that these matters will not have a material adverse affect on the Company's consolidated financial statements.

14. Commitments and Contingencies (continued)

Other Matters

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2013, 2012 and 2011, and were subsequently settled had no material effect on the financial statements as of that date. Open positions at December 31, 2013, 2012 and 2011, were $155,000, $925,000 and $1,560,000, respectively.

15. Financial Instruments with Off-Balance Sheet Risks and Concentration of Credit Risk

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counterparties could be impacted by changing market conditions which could impair the counterparty's ability to satisfy their obligations to the Company.

In addition, at December 31, 2013, 2012 and 2011, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2013, 2012 and 2011, at fair values of the related securities and incurs a loss if the fair value of the securities increases subsequent to year end.

16. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

16. Net Capital Requirement (continued)

The calculation of excess net capital and the ratio of aggregate indebtedness to net capital is as follows:

	2013	2012	2011
Total stockholders' equity	$ 26,548,227	$ 29,950,345	$ 30,461,617
Other additions and/or credits	226,300	312,700	290,200
Less charges to capital			
Other non-allowable assets and deductions	7,299,561	4,407,070	4,421,368
Haircuts on securities	3,119,017	4,855,822	3,195,082
Net capital	16,355,949	21,000,153	23,135,367
Required net capital	250,000	281,625	379,339
Excess net capital	$ 16,105,949	$ 20,718,528	$ 22,756,028
Ratio of aggregate indebtedness to net capital	.22 to 1	.20 to 1	.25 to 1

Withdrawals of excess net capital, including advances to affiliates, are subject to regulatory approval if the withdrawals exceed 30% of excess net capital over a 30 day period or reduce excess net capital below 25% of deductions from net worth.

17. Annual Report on Form X-17A-5

The annual report to the SEC on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the SEC.

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Duncan-Williams, Inc. and Subsidiaries
Memphis, Tennessee

In planning and performing our audit of the consolidated financial statements of Duncan-Williams, Inc. and Subsidiaries (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-

999 South Shady Grove Road, Suite 400, Memphis, TN 38120 | T 901.761.3000 | F 901.761.9667 | dhgllp.com

mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of the Company, the SEC, the National Association of Securities Dealers, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Memphis, Tennessee
February 18, 2014